Exhibit 21

Macy’s, Inc.

Subsidiary List as of March 31, 2009

Corporate Name	State of Incorporation/ Formation	Trade Name(s)
Advertex Communications, Inc.	Delaware	Macy’s Marketing
Bloomingdale’s By Mail Ltd.	New York	Bloomingdales.com
Bloomingdale’s, Inc.	Ohio
Macy’s Credit Operations, Inc.	Ohio
Macy’s Credit and Customer Services, Inc.	Ohio
FDS Bank	N/A
FDS Thrift Holding Co., Inc.	Ohio
Macy’s Corporate Services, Inc.	Delaware
Macy’s Retail Holdings, Inc.	New York	Macy’s
Macy’s Systems and Technology, Inc.	Delaware
Leadville Insurance Company	Vermont
Macy’s Department Stores, Inc.	Ohio
Macy’s Florida Stores, LLC	Ohio	Macy’s
Macy’s Merchandising Group International, LLC	Delaware
Macy’s Merchandising Group, Inc.	Delaware
Macys.com, Inc.	New York
May Department Stores International, Inc.	Delaware
Snowdin Insurance Company	Vermont